FDO HOLDINGS, INC.
2233 Lake Park Drive, Suite 400
Smyrna, Georgia 30080

April 15, 2016

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                          FDO Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-199973) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement, as confidentially submitted to the Commission in draft form on May 30, 2014 and originally filed by the Company with the Commission on November 7, 2014, together with all exhibits thereto.

The Registration Statement was filed in connection with a proposed initial public offering of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”).  The Company has determined not to proceed with such offering at this time. The Registration Statement has not been declared effective by the Commission.  No sales of the Company’s Common Stock were made pursuant to the Registration Statement. Accordingly, and in connection with the Commission’s request, the Company hereby submits this application for withdrawal of the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within 15 days of the date hereof.

Should you have any questions regarding this matter, please contact Monica Shilling of Proskauer Rose LLP at (310) 284-4544. Thank you for your assistance.

Very truly yours,

FDO HOLDINGS, INC.

By:	/s/ Trevor S. Lang
Name: Trevor S. Lang
Title: Executive Vice President and Chief Financial Officer